Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ausam Energy Corporation
We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus Amendment No.1 to Form S-1.
Our report dated October 17, 2007 contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has negative cash flow from its operating activities and has an accumulated deficit accumulated during the development stage that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
February 12, 2008